July 10, 2019

John Climaco
Chief Executive Officer
CNS Pharmaceuticals, Inc.
2100 West Loop South, Suite 900
Houston, TX 77027

       Re: CNS Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed June 28, 2019
           File No. 333-232443

Dear Mr. Climaco:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 28, 2019

Capitalization, page 25

1.     Please address the following:
         Explain how you arrived at 15,506,615 shares issued and outstanding, pro forma - IPO as it does not appear evident from the information in the third bullet of the headnote to the table.
         Regarding your disclosure that the number of shares of common stock to be outstanding after the offering does not include 1,464,500 shares of common stock underlying outstanding options, please reconcile that number of shares to disclosure in
          Note 5 to the financial statements on F-25 that indicates only 675,000 options are outstanding.
 John Climaco
CNS Pharmaceuticals, Inc.
July 10, 2019
Page 2
Business
Intellectual Property, page 41

2. We note your disclosure that the last of three U.S. patents are scheduled to expire in
       2020. Please clarify the expiration date for each of these patents. Please also expand your disclosure to discuss whether you expect the expiration of these patents to have a material effect on your business, including any impact on future operations and the financial position of the company. Please add similar disclosure in the Summary and Risk Factors to discuss any potential material effect, to the extent applicable. Narrative Disclosure to Summary Compensation Table, page 52

3.     Please file the amendments to your employment agreement with Mr. Climaco
, the
       employment agreements with Drs. Silberman and Picker, and the consulting agreement with Mr. Lourie as exhibits to the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lisa Vanjoske at 202-551-3614 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Climaco
                                                            Division of
Corporation Finance
Comapany NameCNS Pharmaceuticals, Inc.
                                                            Office of
Healthcare & Insurance
July 10, 2019 Page 2
cc:       Cavas S. Pavri, Esq.
FirstName LastName